SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-1(a))

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PolyMedix, Inc.
(Name of Issuer)
................................................................................................................
Common Stock, par value, $0.001 per share
(Title of Class of Securities)
................................................................................................................
73174C100
(CUSIP Number)

................................................................................................................
Nicholas Landekic &
Edward Smith
PolyMedix, Inc.
170 N. Radnor-Chester Road, Suite 300
Radnor, PA 19087
(484) 598-2400

With Copies To:

Jeffrey P. Libson, Esq.
Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn PA, 19312-1183
(610) 640-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

................................................................................................................
March 25, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73174C100
1	NAME OF REPORTING PERSON Nicholas Landekic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF or OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,146,056 *
		8	SHARED VOTING POWER 0*
		9	SOLE DISPOSITIVE POWER 4,146,056 *
		10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,056 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%**
14	TYPE OF REPORTING PERSON* IN
* Includes options to purchase an aggregate of 2,974,056 shares of common stock, which are exercisable within 60 days of the date of this Amendment No. 1 to Schedule 13D.  Such amount does not include options to purchase 2,106,944 shares of common stock which may vest from time to time after the date hereof.

**Based on 80,999,610 outstanding shares of the common stock of the issuer as set forth in its Quarterly Report on Form 10-Q filed with the SEC on May 10, 2010.

This Amendment No. 1 to Schedule 13D is being filed by Nicholas Landekic (the “Reporting Person”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the initial filing on Schedule 13D, previously filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration

The first sentence of Item 3 is hereby amended in its entirety and replaced with the following:

As of the date of this Amendment No. 1 to Schedule 13D, the Reporting Person beneficially owned 4,146,056 shares of Common Stock including vested options to purchase an aggregate of 2,974,056 shares of Common Stock, exercisable within 60 days of May 28, 2010 and as described in Item 5 below.

Item 3 is herby further amended by adding the following:

On February 24, 2010, the Reporting Person was granted options to purchase 1,750,000 shares of the Issuer’s Common Stock.  This compensatory option grant was awarded as an incentive for the retention of the Reporting Person as the President and Chief Executive Officer of the Issuer and to align his interests with those of the Issuer’s stockholders.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety and replaced with the following:

(a) As of the date of this Amendment No. 1 to Schedule 13D, and based upon a total of 80,999,610 shares of Common Stock outstanding, the Reporting Person beneficially owns 4,146,056 shares of Common Stock, representing approximately 4.9% of the Issuer’s outstanding Common stock comprised of: (i) 720,000 shares of Common Stock (after giving effect to the 2 for 1 split in the Merger), received through a restricted stock grant pursuant to the Employment Agreement, which have now vested; (ii) 172,000 shares of Common Stock (after giving effect to the 2 for 1 split in the Merger), originally purchased by the Reporting Person for cash in August of 2002; (iii) a grant of 280,000 shares of Common Stock (after giving effect to the 2 for 1 split in the Merger) in January 2005; (iv) 1,000,000 shares of Common Stock (after giving effect to the 2 for 1 split in the Merger) underlying options granted on August 11, 2005 which are currently exercisable at an exercise price of $1.50 per share and which expire on August 10, 2015; (v) 500,000 shares of Common Stock underlying options granted on December 2, 2005 which are currently exercisable at an exercise price of $1.50 per share and which expire on December 1, 2015; (vi) 231,000 shares of Common Stock underlying options granted on February 5, 2007 which are currently exercisable at an exercise price of $2.85 per share and which expire on February 4, 2017; (vii) 600,000 shares of Common Stock underlying options granted on January 23, 2008, of which 500,000 are currently exercisable or are exercisable within 60 days at an exercise price of $1.10 per share and which expire on January 22, 2018; (viii) 1,000,000 shares of Common Stock underlying options granted on December 30, 2008, of which 500,000 are currently exercisable or are exercisable within 60 days, at an exercise price of $1.18 per share and which expire on December 29, 2018 and (ix) 1,750,000 shares of Common Stock underlying options granted on February 24, 2010, of which 243,056 are currently exercisable or are exercisable within 60 days, at an exercise price of $1.05 per share and which expire on February 23, 2020.

(b) The Reporting Person has the sole power to vote and dispose of 4,146,056 shares of Common Stock beneficially owned by him (including 2,974,056 shares, which the Reporting Person has the right to acquire upon the exercise of stock options or will have the right to acquire within the next 60 days upon the exercise of stock options).  Such amount does not include options to purchase 2,106,944 shares of common stock which may vest from time to time after the date hereof.

(c) On February 24, 2010, the Issuer awarded the Reporting Person options to purchase 1,750,000 shares of Common Stock at an exercise price of $1.05 per share, which vest in thirty-six equal monthly installments beginning on March 24, 2010.  These options expire on February 23, 2020.

(d)  Not applicable.

(e) As of the date of this Amendment No. 1 the Reporting Person was the beneficial owner of 4.9% of the Issuer’s Common Stock.  The Reporting Person’s beneficial ownership will increase as the Reporting Person’s options to purchase Common Stock vest from time to time after the date hereof.

Item 7. Material to be Filed as Exhibits.

Exhibit 2 of Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 2	Amended and Restated 2005 Omnibus Equity Compensation Plan of the Registrant (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement filed on May 15, 2009)

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2010
Date

/s/ Nicholas Landekic
Signature

Nicholas Landekic, President and Chief Executive Officer
Name/Title